Direct Dial: (612) 341-9723
Email: rformell@bestlaw.com

July 23, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Northern Oil and Gas, Inc. Amendment 1 to Registration Statement on Form SB-2 Filed July 23, 2007 File No.: 333-143648

Dear Sir or Madam:

We have reviewed your comment letter dated July 5, 2007, and are filing an amendment to the registration statement addressing the issues raised. This letter is keyed to the numbered items in your comment letter, and describes the action we have taken in response to each comment.

General

1.
Revise your disclosures and reference to the status of Northern Oil and Gas, Inc. as “development stage” in the financial statements and throughout your filing to “exploratory stage” due to the implication of the term “development” in the oil and gas industry. Note that this comment also applies to any discussion of “development” of projects or programs.

We have changed references from “development” to “exploratory” throughout the document, and added references to “exploration” where we deemed it appropriate.

Business, page 14

2.
We note that the disclosure indicating that the North Dakota Geological Survey currently estimates reserves in the Bakken formation to be 300 to 500 billion barrels. Tell us whether these estimates represent proved reserves and whether they are net to your interest. To the extent that these are not proved reserves or net to your interest, explain to us why you believe it is appropriate to disclose these amounts.

July 23, 2007
Mr. John W. Madison

These estimates are not proved reserves nor are they net to the Company’s interest, but the Company believes this publicly available information helps illustrate why the Company believes there may be economically producible reserves there. We have revised the disclosure accordingly.

General Background, page 15

3.	Tell us the current, or most recent, production rates of the State 8-16 well. Provide similar information for the three additional Mission Canyon wells offsetting the State 8-16.

We have added information regarding the current production of these wells to the relevant disclosure.

Reserves and Reservoir Potentials, page 16

4.	Disclosure in the second paragraph of this section includes various assertions, including:

•	Nearly fifty wells in the county have produced more than 500 MBO;

•	The average Red River well will produce 305 MBOE;

•	Several wells have produced more than 1 MMBO; and,

•	Stringer #1 is expected to ultimately produce 2.28 MMBOE from the Red River.

Supplementally, identify for us the evidence you have relied on in making these assertions.

All of this information is based upon information publicly available on the website of the Montana Bureau of Mines and Geology, and we have added disclosures under the “General Background” heading regarding the general source of information contained in this description.

5. Regarding information disclosed in Table 1, provide us with the following:

•	Explain what the column labeled “FM”, and the values disclosed under that column, is intended to mean;

•	Indicate who prepared the estimates of “Best EUR”; and,

July 23, 2007
Mr. John W. Madison

•	Tell us whether you have an interest in the identified wells or fields.

We have revised Table 1 and added disclosure stating we have no interest in these wells or fields.

Abundant Opportunities, page 17

6.	Disclosure on this page indicates that much of Sheridan County has not “seen a bit” and has not been “shot”. Revise this disclosure to explain, in plain terms, what you are tying to convey.

We have revised this disclosure to make it more clear.

Lake Creek Prospects Area, page 18

7.
Disclosure in the first paragraph of this section indicates that the Comertown Field is a “classic stacked pay field”. However, disclosure elsewhere in the Business section of your filing indicates that the area is un-drilled and seismic has not been used. If the area is un-drilled and seismic has not been used, explain to us the basis for your statement that the area is a “classic stacked pay” field.

We have revised this disclosure to indicate why the Company believes this is the case.

Divide and Coalridge Prospect Areas, page 19

8.
We note your discussion of “high and tight” wells. Expand this discussion to explain what these terms mean in clear, plain language. Note that this comment applies to any similar instances of industry jargon appearing elsewhere in your filing.

We have revised this disclosure to explain what is meant by “high and tight”, and we have reviewed the balance of the document and clarified industry jargon, where it seemed appropriate.

9.
You indicate on page 21, that Nielsen 13-35 is ultimately expected to produce 315 MBOE. Describe for us the evidence that supports this assertion. Note that this comment also applies to your assertion regarding the Morken #3.

We have revised the disclosure to indicate that this is based upon information submitted to the Montana Bureau of Mines and Geology by the operator of the well.

July 23, 2007
Mr. John W. Madison

10.	In view of disclosed results of the Nielsen 13-35 well, explain to us why the other three locations identified in the Lowell south feature have not been drilled.

The Company understands that the other three locations were not drilled because at the time the first site was drilled, in the early 1990’s, the price of oil was not high enough to allow the wells to produce on an economic basis. The Company does not know why the sites have not been drilled since then.

11.
Disclosure at the end of the second paragraph on page 21 appears to include the results of certain pressure tests. Describe this information so that an average investor can understand what you are attempting to convey.

We have deleted this information because, on review, we believe it provided unnecessary and immaterial detail.

Summary, page 21

12.
Disclosure under this section suggests that successful application of 3-D seismic techniques will be important to you. In view of this, add risk factor disclosure indicating that 3-D seismic can provide no guarantees that hydrocarbons are present or, if present, will produce in economic quantities.

We believe that the second paragraph of the first Risk Factor under “Risks Related to Our Industry”, on page 7, already provides this disclosure. However, we have added similar language in the summary on page 21.

Reserves, page 22

13.
The disclosure indicating that you are “unable to estimate reserves until production comes on line” could reasonably be interpreted to indicate that you have identified reserves, and are simply waiting for the completion of additional work to establish the quantities of those reserves. However, we understand that you have completed no wells and have not identified any reserves. If our understanding is correct, revise your discussion of reserves to clarify that you do not have any reserves.

We have revised this disclosure as requested.

Note 3 Significant Accounting Practices, page F-6

14.
We note that your balance sheet as of March 31, 2007 reports material amounts related to oil and natural gas properties. In view of this, revise the notes to your financial statements to disclose your accounting policies for oil and gas activities.

July 23, 2007
Mr. John W. Madison

We have revised this disclosure as requested, in Note 3.

15.	Revise the notes to your financial statements to include the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X.

We have added the disclosure in Note 3.

Unaudited Pro Forma Condensed Statements of Operations, page F-21

16.
We note that you have presented pro forma financial information reflecting the impact of the transaction between Kentex and Northern Oil and Gas. As this transaction has been treated and presented as a recapitalization, and not a business combination, presentation of pro forma financial information is not appropriate. Revise to remove this information.

We have removed the pro forma financial information.

Please contact the undersigned with any questions or further comments.

Very truly yours, /s/ Ross C. Formell Ross C. Formell

cc:	Ryan Gilbertson, CFO

Enclosures

RCF / cat